ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

13 May 2013

Director/PDMR Shareholdings

Reed Elsevier announces the following transactions in the securities of Reed Elsevier by its Directors and PDMRs:

1 Share purchases

Between 9 and 13 May 2013, Duncan Palmer, Director purchased 14,645 Reed Elsevier NV ADRs at a price of $33.250937 per ADR, and Henry Udow, PDMR purchased 16,420 Reed Elsevier PLC ordinary shares at 739.7896 pence per share and 4,054 Reed Elsevier PLC ADRs at $46.144531 per ADR.

2 Reed Elsevier Group plc Bonus Investment Plan 2010 (“BIP”)

On 9 May 2013, the conditional matching share awards set out below were granted in accordance with the rules of the BIP.

	No. of Reed	No. of Reed	No. of Reed	No. of Reed	Date of vesting of
	Elsevier PLC	Elsevier NV	Elsevier PLC	Elsevier NV	conditional
	conditional	conditional	conditional	conditional	matching
	matching ordinary	matching ordinary	matching ADRs	matching ADRs	shares/ADRs
	shares awarded	shares awarded	awarded	awarded
Director
Erik Engstrom	-	—	-	48,415	2016

Duncan Palmer	-	-	—	27,649	2016

PDMR

Ian Fraser	28,551	19,497	—	—	2016

Henry Udow	31,174	—	7,658	—	2016

Note: Each Reed Elsevier PLC ADR represents 4 Reed Elsevier PLC ordinary shares and each Reed Elsevier NV ADR represents 2 Reed Elsevier NV ordinary shares.

Vesting of conditional matching awards under the BIP is subject to achievement of performance conditions.

3	Reed Elsevier Group plc Long Term Incentive Plan 2013 (“LTIP”)

On 9 May 2013, the performance shares set out below were granted in accordance with the rules of the LTIP.

	No. of Reed	No. of Reed	Date of vesting of
	Elsevier PLC	Elsevier NV	performance shares
	performance	performance
	ordinary shares	ordinary shares
	awarded	awarded
Director
Erik Engstrom	178,799	124,337	2016

Duncan Palmer	81,688	56,806	2016

PDMR

Ian Fraser	44,733	31,108	2016

Henry Udow	41,865	29,113	2016

Vesting of these awards is subject to achievement of performance conditions.

4	Reed Elsevier Group plc Executive Share Option Scheme 2013 (“ESOS”)

On 9 May 2013, the market price options and conditional share awards set out below were granted in accordance with the rules of the ESOS.

	No. of Reed	No. of Reed	No. of Reed	No. of Reed
	Elsevier PLC	Elsevier NV options	Elsevier PLC	Elsevier NV
	options over	over ordinary	conditional	conditional
	ordinary shares	shares granted with	ordinary shares	ordinary shares
	granted with an	an exercise price	awarded	awarded
	exercise price of	of €12.53 per share
	734.50 pence per
	share
Director
Erik Engstrom	178,799	124,337	—	—

Duncan Palmer	81,688	56,806	—	—

PDMR

Ian Fraser	17,733	12,332	3,546	2,466

Henry Udow	19,362	13,464	3,872	2,693

Note: The options are exercisable between 2016 and 2023, and the conditional share awards vest in 2016.

Vesting of options awarded to Directors is subject to achievement of performance conditions.

The conditional share awards under the ESOS were granted pursuant to elections by these PDMRs to receive half of their 2013 ESOS award in the form of conditional shares.

- ENDS -

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+44 20 7166 5724

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+44 20 7166 5751